UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

AU Optronics Corp.

(Name of issuer)

Common Shares, par value NT$ 10 per share

(Title of class of securities)

0000022551

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 0000022551	Page 2 of 5 Pages

(1)	Names of reporting persons Quanta Computer Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Republic of China
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 443,930,307
(6) Shared voting power 0
(7) Sole dispositive power 443,930,307
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 443,930,307
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.0%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No. 0000022551	Page 3 of 5 Pages

Item1(a).	Name of Issuer

AU Optronics Corp.

Item1(b).	Address of Issuer’s Principal Executive Offices

The address of the principal executive offices is No. 1, Li-Hsin Road 2, Science-Based Industrial Park, Hsin-Chu,

Taiwan, the Republic of China.

Item 2(a).	Name of Persons Filing

Quanta Computer Inc.

Item 2(b).	Address of Principal Business Office or, If None, Residence

The address of the principal office of Quanta Computer Inc. is No. 211, Wen Hwa 2nd Rd., Kuei Shan, Tao Yuan 33377, Taiwan, Republic of China

Item 2(c).	Citizenship

Quanta Computer Inc. is incorporated under the laws of the Republic of China.

Item 2(d).	Title of Class of Securities

Common shares, par value NT$10 per share

Item 2(e).	CUSIP No.

0000022551

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 0000022551	Page 4 of 5 Pages

Item 4.	Ownership

Quanta Computer Inc. directly owns 443,930,307 shares, representing approximately 5.0% of the outstanding shares. There is no shared power.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. 0000022551	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2012	Quanta Computer Inc.

	By:	/s/ Elton Yang
Name: Elton Yang
Title: Vice President